FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA PANAMÁ LAUNCHES “LAS ISLAS DE PUNTA PACIFICA” DEVELOPMENT

Mexico City, May 21, 2008 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced today that its ICA Panamá subsidiary began the presale of building lots for its “Las Islas de Punta Pacífica” development on two new islands to be created in Panama City, Panama.

The islands will be 150m offshore from the southern end of the existing Punta Pacífica development and will have land areas of 10.3 and 8.8 hectares; the islands will have 138 single family home sites. The resources for the required investment will come from the sale of the lots and all necessary permits have been received. ICA Panamá was granted the rights to develop these islands by the government in 1996 in connection with the development of the Corredor Sur expressway.

ICA Panamá will participate only in the marketing of the home sites, and expects to subcontract construction to local construction firms. Construction is expected to begin in the near future, and to be completed in 2011.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2008

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer